* AB 3/11

12014137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MarketAxess Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 10th Floor
(No. and Street)

New York	New York	10171
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Singer 212-813-6368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 4/10

OATH OR AFFIRMATION

I, Antonio L. DeLise, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MarketAxess Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN A. KACHURA
Notary Public, State of New York
No. 01KA6074829
Qualified in Kings County
Commission Expires 03-24-15

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

Statement of Financial Condition
December 31, 2011

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Index
December 31, 2011

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-10

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder of
MarketAxess Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of MarketAxess Corporation (a wholly owned subsidiary of MarketAxess Holdings Inc.) at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 112,611,191
Deposit with clearing broker	500,000
Accounts receivable, net of allowance of $849,631	31,553,654
Equipment, net of accumulated depreciation of $8,814,557	4,566,362
Software development costs, net of accumulated amortization of $19,092,624	4,923,156
Prepaid expenses and other assets	3,117,634
Total assets	**$ 157,271,997**
Liabilities and Shareholder's Equity	
Liabilities	
Accrued employee compensation	$ 12,869,238
Deferred revenue	2,948,891
Deferred tax liability, net	253,664
Accounts payable and other liabilities	21,421,223
Total liabilities	**37,493,016**
Shareholder's Equity	
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	69,941,510
Retained earnings	49,837,461
Total shareholder's equity	**119,778,981**
Total liabilities and shareholder's equity	**$ 157,271,997**

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Principal Business Activity

MarketAxess Corporation ("the Company") was incorporated in Delaware on September 12, 1997, and operates an electronic trading platform for corporate bonds and other types of fixed-income instruments through which the Company's institutional investor clients can access the liquidity provided by its broker-dealer clients. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. The Company offers its clients the ability to trade U.S. high-grade corporate bonds, credit default swaps, agencies, high yield and emerging markets bonds and asset-backed and preferred securities. The Company also executes certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which then settle through a third-party clearing organization. Through its Corporate BondTicker™ service, the Company provides fixed-income market data; analytics and compliance tools that help its clients make trading decisions. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded enterprise listed on the NASDAQ Global Select Market under the symbol MKTX.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents includes cash and money market instruments that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Fair Value Investment Instruments

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets measured at fair value consist of money market investments included in cash and cash equivalents on the Statement of Financial Condition. As of December 31, 2011 and during the year then ended, the Company's money market instruments were classified as Level 1.

Allowance for Doubtful Accounts

All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified.

Deposit with Clearing Broker
The deposit with a clearing broker consists of cash on deposit with an unrelated broker-dealer with whom the Company maintains a clearing agreement.

Depreciation
Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three or five years.

Software Development Costs and Amortization
The Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Income Taxes
Income taxes are accounted for using the asset and liability method. Deferred income taxes are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established to reduce the deferred tax assets when, based on the weight of the available evidence, if it is more likely than not that such assets will not be realized in future years.

The Company files consolidated federal and combined state and local income tax returns with its Parent and U.S. affiliates. An informal tax sharing agreement exists between the Company and the Parent. Consistent with the informal tax sharing agreement, income tax expenses recorded by the Company are determined on a separate company basis. Intercompany receivables and payables are settled on a monthly basis.

Stock-Based Compensation for Employees
The Company's employees participate in the stock incentive plans of the Parent. The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values as of the grant date. These costs are recognized as an expense over the requisite service period, which is typically the vesting period, with an offsetting liability to the Parent.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Condition. Actual results could differ from those estimates.

Credit Risk
The Company acts as a riskless principal in certain transactions that the Company executes between clients. The Company acts as an intermediary in these transactions by serving as

counterparty to both the buyer and the seller in matching back-to-back bond trades, which are then settled through a third-party clearing organization. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit risk in its role as trading counterparty to clients executing bond trades on its platform. The Company is exposed to the risk that third parties that owe the Company money, securities or other assets will not perform their obligations. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase the Company's risk. Where the unmatched position or failure to deliver is prolonged there may also be regulatory capital charges required by the Company. There can be no assurance that the Company's policies and procedures will effectively mitigate the Company's credit risk exposure.

Cash and cash equivalents includes cash and money market instruments that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk.

3. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of $73,890,396 which exceeded its required net capital of $2,499,535 by $71,390,861. The Company's ratio of aggregate indebtedness to net capital was 0.51 to 1.

The Company claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

4. Equipment

Equipment is comprised of the following:

Computer, software and related equipment	$ 10,836,487
Office hardware	1,125,640
Computer hardware under capital leases	1,418,792
Accumulated depreciation	(8,814,557)
Total equipment, net	$ 4,566,362

5. Software Development Costs

Software development costs are comprised of the following:

Software development costs	$ 24,015,780
Accumulated amortization	(19,092,624)
Total software development costs, net	$ 4,923,156

During the year ended December 31, 2011 software development costs totaling $4,064,978 were capitalized.

6. Income Taxes

The following is a summary of the Company's net deferred tax liability:

Net operating loss carryforwards	$	1,231,771
Allowance for doubtful accounts		341,674
Goodwill and other intangible assets		92,521
Stock based compensation		1,093,132
Total deferred tax assets		2,759,098
Valuation allowance		(121,641)
Depreciation/Amortization		(2,891,121)
Deferred tax liability, net	$	(253,664)

A summary of the Company's net operating losses and their expiration dates is as follows:

Year of expiration	Tax Operating Losses
2021	$ 3,992,839
Total carryforwards	$ 3,992,839

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. If it is not more likely than not that some portion or all of the gross deferred income tax assets will be realized in future years, a valuation allowance is recorded.

In 2001, the Company had an ownership change within the meaning of Section 382 of the Internal Revenue Code. Net operating loss carryforwards relating to the ownership change are $23,175,958 as of December 31, 2011. However, only $3,992,839 is deemed utilizable and recognized in the net operating loss carryforwards shown above.

The exercise of certain of the Parent's warrants prior to 2008 resulted in tax operating losses of $41,423,660 which had not been recognized. During 2010, the Company recognized a portion of the tax benefits of $11,429,096 as an increase to additional paid-in-capital due to the expected utilization of the related tax loss carryforwards of $30,999,508. During the first quarter of 2011, the Company recognized the remaining portion of the tax benefit, amounting to $4,238,515, as an increase to additional paid-in-capital due to the expected utilization of the related tax loss carryforwards of $10,424,152.

As of December 31, 2011, the valuation allowance relates to certain tax credit carryforwards that are not expected to be realized. The rollforward of the valuation allowance is as follows:

Balance at January 1, 2011	$	11,920
Reductions of tax positions of prior years		109,721
Settlements		-
Balance at December 31, 2011	$	121,641

As of December 31, 2011, the Company had an unrecognized tax benefit of $3,646,973. If recognized, this entire amount would impact the effective tax rate. The Company currently anticipates the amount of the unrecognized tax benefits to increase by approximately $300,000 by December 31, 2012.

No income tax returns have been audited, with the exception of New York city (through 2003) and state (through 2006) and Connecticut state (through 2003) tax returns.

7. Related Parties

As of and for the year ended December 31, 2011, the Company had the following with a non-controlling shareholder of the Parent:

Cash and cash equivalents	$ 107,516,483
Accounts receivable	2,120,211
Deferred revenue	66,000

As of and for the year ended December 31, 2011, the Company had the following intercompany balances:

Accounts receivable	$	1,305,513
Accounts payable and other liabilities		14,317,853

Intercompany accounts receivable relates mainly to information technology consulting services provided to an affiliate, MarketAxess Technologies Inc. Intercompany accounts payable relates mainly to a liability to the Parent for current federal and state income taxes.

8. Stock-based Compensation Plans

The Company's employees participate in the stock incentive plans of the Parent.

Stock Options

The exercise price of each option granted is equal to the market price of the Parent's common stock on the date of grant. Generally, option grants vest over a three year period. Options expire ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton closed-form model ("Black-Scholes"). The determination of fair value of share-based payment awards on the date of grant using an option pricing model is affected by the Parent's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the award, the risk-free interest rate and the expected term. Expected volatilities are based on historical volatility of the Parent's stock and a peer group. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The expected term represents the period of time that options granted are expected to be outstanding.

The following table represents the assumptions used for the Black-Scholes option pricing model to determine the per share weighted-average fair value for options granted for the year ended December 31, 2011:

Weighted-average expected life (years)	9.55
Weighted-average risk-free interest rate	3.22%
Weighted-average expected volatility	48.51%
Weighted-average fair value per option granted	$ 11.16

The following table reports stock option activity during the year ended December 31, 2011 and the intrinsic value as of December 31, 2011:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term	Intrinsic Value
Outstanding at December 31, 2010	1,877,834	$ 11.31		
Granted	120,802	21.68		
Expired	(210,984)	16.17		
Exercised	(997,172)	10.72		$ 14,547,198
Outstanding at December 31, 2011	790,480	12.35	3.65	$ 14,038,868
Exercisable at December 31, 2011	772,368	12.20	3.54	$ 13,831,099

The intrinsic value is the amount by which the closing price of the Parent's common stock on December 31, 2011 of $30.11 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares.

As of December 31, 2011, the Company had $89,746 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 1.5 years.

Restricted Stock and Performance Shares
Shares of restricted stock generally vest over a period of three years. Performance share awards are granted to certain senior managers. Each performance share award is earned or forfeited based on the level of achievement by the Company of pre-tax operating income on a per share basis before performance share and cash bonus expense. The pay-out ranges from zero to 150% of the performance share award. For each performance share earned, a participant is awarded an equal number of shares of restricted stock. Any restricted stock awarded to a participant vests and ceases to be restricted stock in two equal installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. For 2011, the pay-out achievement was 146% of the performance award.

The following table reports performance share activity for the year ended December 31, 2011:

Performance Year	2011
Share pay-out at plan	22,328
Actual share pay out in following year	33,492
Fair value per share on grant date	$ 21.56

The following table reports restricted stock and performance share activity during the year ended December 31, 2011:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2010	541,184	$ 13.34
Granted	178,701	
Performance share payout	59,334	
Forfeited	(237,731)	
Exercised	(244,444)	
Outstanding at December 31, 2011	297,044	$ 14.41

9. Commitments and Contingencies

The Company operates an anonymous matching service for its broker-dealer clients and extended its trading counterparty role to include the execution of certain bond transactions between and among institutional investor and broker dealer clients. The Company executes all such trades on a riskless principal basis, which are cleared and settled by an independent clearing broker. Under a securities clearing agreement with the independent clearing broker, the Company maintains a collateral deposit of $500,000. The Company is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreement between the Company and the independent clearing broker, the clearing broker has the right to charge the Company for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2011, the Company had not recorded any liabilities with regard to this right.

The Company leases equipment under non-cancelable lease agreements expiring in 2014.

Minimum equipment lease commitments are as follows:

	Capital Leases
2012	$ 335,500
2013	321,539
2014	41,990
Minimum lease payments	699,029
Less amount representing interest	51,811
	$ 647,218

10. Savings and Retirement Plans

The Parent offers the Company's employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full time employees of the Company.

11. Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2012 the date the Statement of Financial Condition were available to be issued.

The Company notified FINRA and the SEC of the planned withdrawal of equity capital on February 23, 2012 in the amount of $30,000,000.